August 2011
Pricing Sheet No. 32 dated August 29, 2011 relating to
Preliminary Terms No. 32 dated July 27, 2011
Registration Statement No. 333-169119
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

PLUS Based on the Value of the S&P 500® Index due September 29, 2012
Performance Leveraged Upside SecuritiesSM

PRICING TERMS
Issuer:	Barclays Bank PLC
Maturity date:	September 29, 2012
Underlying index:	S&P 500® Index (the “Index”)
Aggregate principal amount:	$9,264,350
Payment at maturity:	If final index value is greater than initial index value,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If final index value is less than or equal to initial index value,
$10 x index performance factor
This amount will be less than or equal to the stated principal amount of $10.
Leveraged upside payment:	$10 x leverage factor x index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	1,159.27
Final index value:	The index closing value on the valuation date
Valuation date:	September 26, 2011, subject to postponement for certain market disruption events.
Leverage factor:	200%
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	$11.70 (117.00% of the stated principal amount) per PLUS
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see “Commissions and Issue Price” below)
Pricing date:	August 25, 2011
Original issue date:	August 30, 2011 (3 business days after the pricing date)
CUSIP/ISIN:	06738G589 / US06738G5898
Listing:	We do not intend to list the PLUS on any securities exchange.
Selected Dealer:	Morgan Stanley Smith Barney LLC (“MSSB”)

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per PLUS	$10	$0.20	$9.80
Total	$9,264,350	$185,287	$9,079,063

(1)

The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor. The lowest price payable by an investor is $9.9250 per PLUS

(2) MSSB and its financial advisors will collectively receive from the Agent, Barclays Capital Inc., a fixed sales commission of $0.20 for each PLUS they sell.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT, PROSPECTUS AND INDEX SUPPLEMENT, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

“Standard & Poor’s®”, “S&P®”, “S&P 500®” and “500” are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by Barclays Bank PLC. The PLUS are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the PLUS.

Preliminary Terms No. 32 dated July 27, 2011 Prospectus dated August 31, 2010 Prospectus Supplement dated May 27, 2011; and Index Supplement dated May 31, 2011

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue-Attn. US InvSol Support, New York, NY 10019.

“Performance Leveraged Upsize SecuritiesSM” and “PLUSSM “are service marks of Morgan Stanley.

Morgan Stanley Smith Barney LLC	Barclays Capital Inc.